POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2006
US Funds

General

The following information, prepared as at 23 August 2006, should be read in conjunction with the unaudited interim consolidated financial statements for the period ended 31 July 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in United States dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of a majority of independent directors, has reviewed this document pursuant to its mandate and charter.

Forward Looking Statements

This Management Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permit to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statement if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the factors underlying forward-looking statements.

Description of Business and Summary of Recent Events

PolyMet is a TSX Venture Issuer engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project, a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel and platinum group metal mineralization. During the year ended 31 January 2006, the Company acquired large portions of the former LTV Steel Mining Company (“LTVSMC”) plant located 10 kilometers from the NorthMet deposit.

During 2005 and 2006 fiscal years, the Company continued to advance its NorthMet Project including environmental and permitting matters, a phase I drilling program which extracted metallurgical ore samples, a phase II drilling program to complete the planned 90,000 feet of in-fill drill required to add definition to the resource, process design, an integrated pilot plant to demonstrate the process, upgrading resource models, a new mine plan and negotiations with prospective industry partners for strategic off-take agreements.

During the financial year ended 31 January 2006, the Company commissioned and received two National Instrument 43-101 technical reports. The first reported a revised resource model based on a geological and drill-hole database, which has been updated and contains over 17,000,

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2006
US Funds

validated assayed intervals. The second described a revised mine plan showing an improved ore extraction schedule compared to previously published reports.

The goals for the 2006 fiscal year drill program were met and included:

  a 40 ton bulk sample for metallurgical pilot plant test work representing the 10 year mining envelope was successfully processed at SGS Lakefield Laboratories in Ontario during the latter part of 2005 and early 2006;

  compilation of geotechnical information for pit slope design and pit slope stability studies by Golder Associates;

  enhancement of the comprehensive geological model through in-fill drilling, a new detailed geological and assay model which incorporates all completed work from 2005, the results of which continue to contribute to the ongoing resource evaluation and pit design work;

  confirmation of continuity of metal grades;

  collection of data supporting the environmental permitting; and

  the improvement in the confidence of the resource estimate categorization, resulting from reduced drill hole and sampling space.

On 15 November 2005 the Company, through its Minnesota subsidiary (Poly Met Mining, Inc.), completed the early exercise of PolyMet’s option with Cleveland Cliffs, Inc. (NYSE:CLF) ( “Cliffs.”) The Company now owns 100% of large portions of the former LTVSMC plant. It should be noted that the final agreement with Cliffs involved substantially more milling and processing equipment compared to the previously announced option agreement.

The LTVSMC facility is 10 kilometers away from the NorthMet deposit. The LTVSMC facility was operated by Cliffs for many years and was acquired in 2000 by Cliffs, after LTV’s bankruptcy. The process plant was placed on care-and-maintenance with a view to a potential restart. With minor modification, the crushing and milling circuits can be used as a concentrator for NorthMet ore. The plant assets now owned by PolyMet include crushing, milling, flotation capacity, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine work shops, as well as access to extensive mining infrastructure including roads, rail, water and power. It is planned to use surplus space to house the new hydrometallurgical plant.

PolyMet will refurbish and reactivate the LTVSMC crushing, concentrating, flotation and tailings facilities to produce a “bulk concentrate” containing the copper, nickel and precious metals. This bulk concentrate will feed new hydrometallurgical metal recovery processing facilities. The metal recovery process eliminates the need to use smelters for metal recovery and is dramatically cleaner and more energy efficient compared to older processes.

Prior to closing the LTVSMC acquisition, the regionally-based state agency Iron Range Resources (“IRR”), made a substantial non-cash or “in-kind” contribution to the PolyMet project, whereby IRR waived an option it held on the LTVSMC tailings basin near Hoyt Lakes, MN. The agency was created to strengthen the northeastern Minnesota economy and the referenced option was acquired in 2001 as a part of a strategic move by the state of Minnesota to use the LTVSMC bankruptcy to stimulate new enterprise on the LTVSMC lands. This option pre-dated PolyMet Mining’s plan to purchase the plant assets from successor Cliffs.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2006
US Funds

Under the asset acquisition agreement PolyMet signed a note for $2.4 million payable to Cliffs in addition to $1.0 million cash paid at closing. The remaining cash component of $2.4 million plus interest is being paid from working capital in quarterly installments of $250,000 plus simple interest at 4% per annum commencing on 31 March 2006. PolyMet also issued 6,200,547 common shares of PolyMet, in addition to the 1,000,000 shares issued to Cliffs as part of the option payment. Upon receipt of certain operating permits, PolyMet will assume Cliffs ongoing site-related environmental and reclamation obligations and PolyMet has indemnified Cliffs for certain on-going liabilities at the LTVSMC facility prior to receipt of permits.

With a total of 7,200,547 shares, Cliffs is now an approximate 6.2% shareholder in PolyMet. Cliffs continues to have the right to participate on a pro-rata basis in future equity financings. PolyMet has the first right of refusal to place or acquire Cliff’s shares should Cliffs wish to dispose of its interest.

PolyMet’s NorthMet Project is in the closing stages of its Definitive Feasibility Study (“DFS”) and is scheduled to begin commercial operations in the third quarter of 2008. The Company has decided to expand the scope of the DFS to cover an initial mining rate of 32,000 short tons (29,500 metric tonnes) per day, which is the size that is being permitted. At this production rate, the project will provide full-time employment for at least 400 people. The NorthMet project will produce London Metal Exchange or Comex grade copper cathode on site, nickel and cobalt concentrates and a platinum, palladium and gold precipitate for processing off site.

The NorthMet Project commenced environmental permitting activities in February 2004 and is continuing to undergo intense state and federal environmental review. The Company submitted an environmental assessment worksheet (“EAW”) to the State of Minnesota regulators in August 2005. This EAW step provides essential information to advance the state’s environmental review process and leads directly to the environmental impact statement (“EIS”) and permits to build.

The EIS process was simplified on 14 March 2005 when the Company reached a memorandum of understanding (“MOU”) with federal and state regulators to cooperate in preparing a single EIS on the NorthMet Project. Signatories to the MOU include the U.S. Army Corps of Engineers (“USACE”), U.S. Forest Service (“USFS”), Minnesota Department of Natural Resources (“MDNR”) and the Company’s U.S. based subsidiary, Poly Met Mining, Inc. The MOU provides that the lead state and federal agencies will be the MDNR and USACE, respectively, and that the USFS will be involved as a cooperating agency.

Since a large component of the company’s plan involves the reactivation of the “brown fields” LTVSMC plant and infrastructure, the permitting process has been simplified compared to a “green fields” project.

The Minnesota Pollution Control Agency will also be substantially involved in air and water permitting.

The lead agencies will jointly develop a scope of work for EIS preparation and evaluate MDNR’s selection of a third party contractor which has been hired by the state at the Company’s expense to prepare the EIS.

The Company is continuing to negotiate with several major companies for the off-take of the nickel and cobalt concentrate(s).

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2006
US Funds

During the six months ended 31 July 2006:

The Company will be required to mitigate wetlands that will be disturbed during commercial operations at NorthMet. During the period to 31 July 2006, the St. Louis County Board of Commissioners confirmed its support for the Company’s plan to restore approximately 3,260-acres of drained and partially drained wetland to wetlands status. These lands are primarily on tax-forfeited land in the southwestern corner of the county. In addition, the Company's restoration plan will create a "wetlands bank" for St. Louis County to use for its own public works projects, such as road construction. This program will allow the Company to offset much of its requirement to mitigate wetlands at a lower cost than previously expected.

The Company reported the results of its pilot plant testing of flotation and hydrometallurgical extraction of metals from NorthMet ore samples. The test program was completed at SGS Lakefield Research (Canada) under the supervision of Bateman Engineering (Australia) which is responsible for completion of the DFS on behalf of PolyMet.

The pilot plant program confirmed the technical feasibility of the NorthMet flotation and hydrometallurgical treatment process. Copper, nickel, cobalt, gold, platinum and palladium were successfully floated from three ore composites and extracted via the autoclave process. The extracted precious metals were recovered into a precipitate for off-take/refinery treatment (after a further upgrading step). Copper was recovered as LME grade-A copper cathode by conventional solvent extraction and electro-winning. Nickel and cobalt were recovered as either a combined "mixed hydroxide precipitate" or as separate purified nickel and cobalt hydroxide precipitate products for off-take/refinery treatment. The pilot plant provided engineering data for completion of the DFS by Bateman Engineering. The pilot plant also provided environmental data for permitting of the NorthMet metallurgical facility.

The Company also evaluated and compiled all assay results from its 2005 diamond drilling program. The data were integrated into the resource model that will contribute to the DFS. Combined with other operational factors, the Company has expanded the scope of the DFS to cover an 18% increase in the production rate to 32,000 short tons of ore per day from 27,500 short tons per day; possible production of separate nickel and cobalt concentrates that enjoy significantly better processing terms than the combined concentrate previously contemplated; and a more flexible layout of the metallurgical plant.

As a result of these expansions to the scope of the program, the Company expects final sign-off of the DFS before the end of September 2006.

The Company continues to build its management and operating team in the build-up towards construction, which is planned to commence upon receipt of permits anticipated for the second calendar quarter of 2007. In July, the Company announced that it had hired Joseph Scipioni as Vice President - Operations and Development and Steve Ryan as Project Construction Manager.

Corporately, on 10 April 2006 the Company announced that it was accelerating the expiry of all of the then outstanding warrants. During the six months ended 31 July 2006, the Company received $15.431 million from the exercise of warrants and incentive stock options.

On 26 June 2006 shares of common stock of the Company began trading on the American Stock Exchange under the symbol “PLM”.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2006
US Funds

Results of Operations

For the three months ended July 31, 2006 (the “2007 second quarter”) compared to the three months ended July 31, 2005 (the “2006 second quarter”)

a)	Loss for the Period:

During the three months ended 31 July 2006, the Company incurred a loss of $7.769 million ($0.07 loss per share) compared to a loss of $1.596 million ($0.02 loss per share) in the 2006 second quarter. The increase in the net loss for the period was primarily attributable to the increased level of work, the Company’s accounting policy of expensing the costs of pre- feasibility work related to the NorthMet Project of $2.793 million (2006 - $1.167 million), and an increase in general and administrative costs including non-cash stock compensation expense of $4.168 million (2006 - $0.130 million).

General and Administrative expense in the three months ended 31 July 2006 excluding non- cash stock based compensation expenses was $751,000 compared with $384,000 for the three months ended 31 July 2005. The Company reported an increase/decrease in expenditures for: Administration fees and wages of $61,000 (2006 - $55,000) resulting from increased compensation paid to employees; Consulting fees of $195,000 (2006 - $60,000) as a result of increased activity at both the corporate and project level; Professional fees of $117,000 (2006 - $25,000) owing to increased legal and other advisory fees; Transfer agent and filing fees of $68,000 (2006 - $10,000) resulting from increased trading in the Company’s stock and the exercise of warrants and stock options; and Travel of $149,000 (2006 - $100,000) a result of increased travel related to corporate development, the NorthMet project and investor relations activity.

Net interest income during the three months ended 31 July 2006 was $166,000 compared with $12,000 in the three months ended 31 July 2005 as a result of higher cash balances on deposit and higher interest rates.

b)	Cash Flows:

Cash used in operating activities in the three months ended 31 July 2006 was $4.380 million compared to cash used in the three months ended 31 July 2005 of $1.354 million. The increase in cash used is a consequence of the expenditures described above.

Cash used in investing activities for the three months ended 31 July 2006 was $16,000 compared with $4,000 in the three months ended 31 July 2005 for the purchase of office and computer equipment.

Cash from financing activities for the three months ended 31 July 2006 was $4.574 million compared with $44,000 in the three months ended 31 July 2005. This comprised $4.824 million (2006 - $44,000) from the exercise of options and share purchase warrants; less $250,000 (2006 - $Nil) scheduled repayment of the note to Cliffs.

Total cash for the three months ended 31 July 2006 increased by $178,000 for a balance of $17.305 million compared to the three months ended 31 July 2005 where cash decreased $1.314 million to a balance of $1.014 million.

c)	Capital Expenditures

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2006
US Funds

During the three months ended 31 July 2006 the Company purchased office and computer equipment of $16,000 (2006 - $4,000).

For the six months ended 31 July 2006 compared to the six months ended 31 July 2005

a)	Loss for the Period:

During the six months ended 31 July 2006, the Company incurred a loss of $13.444 million ($0.12 loss per share) compared to a loss of $3.883 million ($0.06 loss per share) in the six months ended 31 July 2005. The increase in the net loss for the period was primarily attributable to the increased level of work, the Company’s accounting policy of expensing the costs of pre-feasibility work related to the NorthMet Project of $6.246 million (2006 - $3.075 million), and an increase in general and administrative costs including non-cash stock compensation expense of $6.120 million (2006 - $0.317 million).

General and Administrative expense in the six months ended 31 July 2006 excluding non- cash stock based compensation expenses was $1.206 million compared with $573,000 for the six months ended 31 July 2005. The Company reported an increase/decrease in expenditures for: Administration fees and wages of $118,000 (2006 - $98,000) resulting from increased compensation paid to employees; Consulting fees of $263,000 (2006 - $80,000) as a result of increased activity at both the corporate and project level; Professional fees of $186,000 (2006 - $32,000) owing to increased legal and other advisory fees; Transfer agent and filing fees of $92,000 (2006 - $15,000) resulting from increased trading in the Company’s stock and the exercise of warrants and stock options; and Travel of $225,000 (2006 - $133,000) a result of increased travel related to corporate development, the NorthMet project and investor relations activity.

Net interest income during the six months ended 31 July 2006 was $229,000 compared with $25,000 in the six months ended 31 July 2005 as a result of higher cash balances on deposit and higher interest rates.

b)	Cash Flows:

Cash used in operating activities in the six months ended 31 July 2006 was $9,275 million compared to cash used in the six months ended 31 July 2005 of $3.490 million. The increase in cash used is a consequence of the expenditures described above.

Cash used in investing activities for the six months ended 31 July 2006 was $22,000 compared with $4,000 in the six ended 31 July 2005 for the purchase of office and computer equipment.

Cash from financing activities for the six months ended 31 July 2006 was $14.931 million compared with $3.997 million in the six months ended 31 July 2005. This comprised $15.431 million (2006 - $3.997) from the exercise of options and share purchase warrants and release of restricted cash; less $500,000 (2006 - $Nil) scheduled repayment of the note to Cliffs.

Total cash for the six months ended 31 July 2006 increased by $5.634 million for a balance of $17.305 million compared to the three months ended 31 July 2005 where cash increased $503,000 to a balance of $1.014 million.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2006
US Funds

c)	Capital Expenditures

During the six months ended 31 July 2006 the Company purchased office and computer equipment of $22,000 (2006 - $4,000).

Summary of Quarterly Results

Three Months Ended	31 Jul 2006 $’000	30 Apr2006 $’000	31 Jan 2006 $’000	31 Oct 2005 $’000	31 Jul 2005 $’000	30 Apr 2005 $’000	31 Jan 2005 $’000	31 Oct 2004 $’000
Total Revenues	-	-	-	-	-	-	-	-
Pre-feasibility costs	(2,793)	(3,453)	(4,273)	(3,772)	(1,167)	(1,908)	(672)	(640)
General and Administrative	(4,919)	(2,407)	(2,057)	(2,231)	(514)	(376)	(706)	(298)
Other Income (Expenses)	57	185	41	246	85	3	92	32
Net Loss	(7,769)	(5,675)	(6,289)	(5,757)	(1,596)	(2,287)	(1,286)	(970)
Loss Per Share ($)	(0.07)	(0.05)	(0.08)	(0.07)	(0.02)	(0.04)	(0.02)	(0.02)

Significant items to report for the quarterly results are as follows:

The Loss included stock based compensation expense for the quarters ended:

1)	31 July 2006 - $4,168,000
2)	30 April 2006 - $1,952,000
3)	31 January 2006 - $1,602,000
4)	31 October 2005 - $1,605,000
5)	31 July 2005 - $130,000
6)	30 April 2005 - $187,000
7)	31 January 2005 – $213,000
8)	31 January 2004 – $26,000

Financing Activities

During the six months ended 31 July 2006 the Company issued:

i)	14,662,703 shares upon the exercise of warrants for proceeds of $14.310 million; and

ii)	1,520,000 shares upon the exercise of options for proceeds of $537,000.

During the six months ended 31 July 2005 the Company issued:

i)
9,000,000 units at CDN $0.55 per unit, each unit comprising one share plus one half share purchase warrant, one full warrant entitling the holder to acquire one additional share at CDN$ 0.70 at any time prior 7 March 2007 provided that, if the closing price of the Company’s shares exceeded CDN $1.00 for 30 consecutive trading days, the

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2006
US Funds

warrants would terminate 30 days thereafter, for net proceeds of $3.946 million of which $763,000 was received before January 31, 2005;

ii)	299,930 shares upon the exercise of warrants for proceeds of $42,000;

iii)	391,052 shares upon the exercise of options for proceeds of $43,000;

iv)	444,950 shares for finders’ fees at a deemed value of $195,000.

Liquidity And Capital Resources

As at 31 July 2006 the Company had working capital of $16.074 million compared with $9.070 million at 31 January 2006 consisting primarily of cash of $17.305 million (31 January 2006 -$11.671 million) and the current portion of the note to Cliffs of $1.000 million (31 January 2006 -$1.000 million). The Company expects to pay the remaining balance of $1.006 million (31 January 2006 - $1.420 million) long term note to Cliffs from working capital.

As at 31 July 2006 the Company, in addition to its obligation to Cliffs as described herein, has obligations to issue shares under the Company’s Bonus Share Plan. The Company has received shareholder approval for the Bonus Shares of Milestones 1 – 4 and regulatory approval for Milestones 1 and 2. Milestones 3 and 4 are subject to regulatory approval, which will be sought when the Company is closer to completing these Milestones. To date 1,590,000 shares were issued in the period ended 31 January 2006 have been issued for the achievement of Milestone 1. The bonus shares allocated for Milestones 1 thru 4 are valued using the Company’s closing trading price on 5 November 2003 of CDN$0.19 per share, the date of the approval of the bonus plan by the board of directors.

As part of certain employment and management contracts the Company has agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances will be based upon the Company’s implied market capitalization at the time, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share.

As a result of the recent private placements as described above, the Company is funded to meet its current obligations and the financial requirements for the completion of the DFS and to service and repay its debt to Cliffs.

Should the Company wish to continue to further advance the NorthMet project to commercial production PolyMet will require additional funds. As the Company has no operating revenues, the only source of liquidity consists primarily of cash flows from proceeds of equity issues and eventual project financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case it may be unable to continue to advance the NorthMet project. Should PolyMet be unable to realize on its assets and discharge its liabilities in the normal course of business, the realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

Shareholder Rights Plan

Effective 4 December 2003, the Company adopted a Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 May 2004. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2006
US Funds

share of the Company to all holders of record of common shares on 4 December 2003. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	Six	Six
	months	months
	ended	ended
	31 July	31 July
	2006	2005
Consulting fees	82	45
Legal fees	47	-
	129	45

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

Subsequent Events

a)	The Company issued 478,000 common shares pursuant to the exercise of stock options at prices between Cdn$0.10 and Cdn$0.13 ($0.09 and $0.11) per share.

b)

The Company cancelled stock options to purchase 400 shares of common stock at Cdn$0.10 ($0.09) that had not been exercised by Directors and stock options to purchase 300 shares of common stock at Cdn$0.10 ($0.09) that had been held by a former Director.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2006
US Funds

Changes in Accounting Policies Including Initial Adoption

None

Other MD&A Requirements

Outstanding Share Data

Authorized Capital:

Unlimited common shares without par value.

Issued and outstanding:

As at 23 August 2006, 116,833,876 common shares were issued and outstanding.

Outstanding options, warrants and convertible securities as at 23 August 2006:

Type of Security	Number	Exercise Price	Expiry Date

Stock options	250,000	$0.40	1 March 2009
Stock options	150,000	$0.75	28 April 2009
Stock options	1,175,000	$0.66	5 July 2009
Stock options	50,000	$0.79	18 October 2009
Stock options	425,000	$0.65	30 March 2010
Stock options	350,000	$0.85	1 May 2010
Stock options	40,000	$0.94	15 June 2010
Stock options	1,790,000	$1.36	19 September 2010
Stock options	280,000	$1.20	24 October 2010
Stock options	275,000	$1.15	5 December 2010
Stock options	3,200,000	$2.76	20 March 2011
Stock options	325,000	$2.79	19 June 2011

Risk Factors

Risks Inherent in Mining

Exploration for economic deposits of minerals is subject to a number of risk factors. While the rewards for mining companies can be substantial if an economically viable discovery is made, few of the properties explored are ultimately developed into producing mines. The Company's ability to continue exploration and development of its properties is dependent upon its ability to raise significant additional funds in the future. Should the Company not be able to obtain such financing, a portion of its interest in properties may be lost to joint venture partners, or its properties may be lost entirely.

The Company's mineral operations are subject to governmental legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labor standards. In addition, the profitability of a particular mining prospect is affected by the market for base and precious metals, which entails the assessment of many factors, some of which include changing production costs, the supply and demand for metals, the rate of inflation,

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2006
US Funds

the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Ownership of mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous transfer history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership interests are in good standing.

The Company may become subject to liability for certain hazards against which it cannot insure, or against which it may elect not to insure, because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral properties or exploration and development.

Conflicts of Interest

Certain directors, officers or promoters of the Company are directors, officers, significant shareholders or promoters of other publicly listed companies. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties for the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In the appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Absence of Dividends

The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future. There can be no assurance that the Company's board of directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Company's Common Shares in the foreseeable future, if at all.

Dilution

The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key employees options to purchase the Company's Common Shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices at a time when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

Also, the Company may in the future award certain bonus shares for achieving certain critical milestone events related to the NorthMet project, to some or all of its own and its subsidiaries' directors, officers, insiders and key employees as non-cash incentives to those employees. To the extent that significant numbers of such bonus shares may be awarded, the interests of the then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional securities to finance its operation and may also issue substantial additional securities to finance the development of any or all of its projects.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July, 2006
US Funds

Volatility of Common Share Price and Volume

The Company's Common Shares are listed for trading on the TSX Venture Exchange. Shareholders of the Company may be unable to sell significant quantities of the Common Shares into the public trading markets without a significant reduction in the price of the shares, if at all. The market price of the Common Shares may be affected significantly by factors such as changes in the Company's operating results, the availability of financings, fluctuations in the price of metals, the interest of investors, traders and others in small exploration stage public companies and general market conditions. In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization exploration companies similar to the Company, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values or future prospects of such companies. There can be no assurance that future fluctuations in the price of the Company's shares will not occur.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Additional Information

Additional information related to the Company is available for view on SEDAR at www.sedar.com and at the Company’s website www.polymetmining.com.